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                               March 29, 2021

       Clay Whitson
       Chief Financial Officer
       i3 Verticals, Inc.
       40 Burton Hills Blvd., Suite 415
       Nashville, TN 37215

                                                        Re: i3 Verticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2020
                                                            Filed November 23,
2020
                                                            8-K Filed November
19, 2020
                                                            File No. 1-38532

       Dear Mr. Whitson:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended September 30, 2020

       Note 2. Summary of Significant Accounting Policies
       Use of Estimates, page 92

   1. Please explain to us how the change in your policy to allocate stock compensation expense to your Class B
common stock resulted in reductions to the income tax benefit and your net loss and
increases in net loss attributable to non-controlling interest.
       Note 16. Segments, page 122

   2. Please tell us your consideration of disclosing total expenditures for additions to long-
                                                        lived assets for the
years presented. Refer to ASC 280-10-50-25b.
   3.                                                   You present both income
(loss) from operations and processing margin. If your chief
                                                        operating decision
maker uses only one measure of a segment's profit or loss in assessing
 Clay Whitson
i3 Verticals, Inc.
March 29, 2021
Page 2
         segment performance and deciding how to allocate resources, segment profit or loss shall be reported for that measure only. If the chief operating decision maker uses more than one measure of a segment's profit or loss, the reported measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in the public entity's consolidated financial statements. Refer to ASC 280-10-50-28.
Form 8-K Filed November 19, 2020

Exhibit 99.1, page 11

4.       We note the    Acquisition revenue adjustments    included in your
various non-GAAP
         measures. Please tell us in more detail about the nature of the deferred revenue that was written down to fair value. Considering your deferred revenue was adjusted to fair value at the time of acquisition pursuant to GAAP, please tell us how you considered whether your various non-GAAP measures that include this adjustment are substituting an individually tailored recognition and measurement method for a GAAP measure. Refer to
         Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations and Rule
         100(b) of Regulation G.
Exhibit 99.2, page 1

5. Reference is made to your non-GAAP measures throughout the presentation. Please present the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to Rule 100(a)(1) of Regulation G.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202)
551-
3336 with any questions.



FirstName LastNameClay Whitson                               Sincerely,
Comapany Namei3 Verticals, Inc.
                                                             Division of
Corporation Finance
March 29, 2021 Page 2                                        Office of Trade &
Services
FirstName LastName